December 23, 2011

VIA EDGAR

Mr. Briccio B. Barrientos

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Harding, Loevner Funds, Inc. (the “Fund”)
SEC File Numbers: 333-09341 and 811-07739

Dear Mr. Barrientos:

This letter responds to comments you provided to me in a telephonic discussion on December 13, 2011 with respect to your review of Post-Effective Amendment No. 32 to the Fund’s Registration Statement filed with the Securities and Exchange Commission on October 28, 2011. We have reproduced your comments below, followed by the Fund’s responses.

1.	Comment: Please provide completed fee tables, examples and total return tables for each Portfolio to me, via email, prior to submission of Post-Effective Amendment No. 33 to the Fund’s Registration Statement.

Response:     As requested, completed fee tables, examples and total return tables for each Portfolio were submitted to you via email on December 23, 2011.

2.	Comment: Please confirm that you will include a copy of the fee waiver agreement relating to each Portfolio as an exhibit to your Registration Statement.

Response:     We hereby confirm that we will include a copy of the fee waiver agreement relating to each Portfolio as an exhibit to the Registration Statement.

3.	Comment: Please ensure that the derivatives-related disclosures in each Prospectus are appropriate for each Portfolio, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

December 23, 2011

Response:     We hereby confirm that we believe that the derivatives disclosures included in each Portfolio’s Prospectus(es) are appropriate for that Portfolio.

4.	Comment: Please explain in your response letter how derivatives are valued for purposes of each Portfolio’s 80% test.

Response:     Each Portfolio values its holdings in derivatives at market value.

5.	Comment: Please restructure each Portfolio’s 80% test to make it clear that the Portfolio will invest at least 80% of its assets in equity securities.

Response:     Each Portfolio’s 80% test, as stated in each Prospectus, clearly lists the equity securities in which the Portfolio invests. For example, the Global Equity Portfolio “invests at least 80% of its net assets… in common stocks, preferred stock, rights and warrants… securities convertible into such securities…and investment companies that invest in the types of securities in which the Portfolio normally will invest.” We believe that this policy complies with Rule 35d-1(a)(2), in that it requires the Portfolio to invest at least 80% of its assets in the type of investments (i.e., equity securities) suggested by its name. Moreover, each Portfolio clearly discloses that it will not change its 80% strategy, except upon 60 days’ prior notice to shareholders. Accordingly, we respectfully decline to modify the Portfolios’ disclosures in this regard.

6.	Comment: Please incorporate disclosure in each Summary Prospectus, in the section Tax Considerations, that tax-deferred arrangements will be taxed at a later date.

Response:     Each Portfolio currently incorporates such disclosure by its use of the term “tax-deferred,” which clearly indicates that taxation will be deferred until a later date.

7.	Comment: With respect to the Global Equity Portfolio’s Advisor Class Shares, please note that the “Principal Investment Strategies” header in the Summary section of the Prospectus should be in bold type.

Response:     We have incorporated your comment.

8.	Comment: Although the term “Global” is not covered by Rule 35d-1, the SEC Staff holds the position that a fund that includes “Global” in its name should maintain a significant portion of its assets in investments outside the U.S. Please explain how the Global Equity Portfolio intends to comply with this position.

December 23, 2011

Response:     As noted in the Division of Investment Management’s Frequently Asked Questions About Rule 35d-1 (Investment Company Names), at question 10, “the terms ‘international’ and ‘global’ connote diversification throughout the world.” (Emphasis in original.) Consistent with this connotation, and as disclosed in its Prospectus, the Global Equity Portfolio normally holds 35-75 investments across at least 15 countries, including the United States, and has at least 65% of its total assets denominated in at least three currencies, which may include the U.S. Dollar. Other than these investment parameters, the Portfolio imposes no maximum restriction on the percentage of its assets that may be invested in U.S. securities.

9.	Comment: Please incorporate small/mid-cap companies risk and derivatives risk as a principal risk for the Global Equity Portfolio, if appropriate.

Response:     We have incorporated “small- and mid-capitalization” risk disclosure as a principal risk for the Portfolio. We do not believe that derivatives risk is a principal risk for this Portfolio.

10.	Comment: With respect to the International Equity Portfolio, International Small Companies Portfolio, Emerging Markets Portfolio, Frontier Emerging Markets Portfolio, and Institutional Emerging Markets Portfolio, please explain in your response why a company’s legal domicile or primary exchange location is an appropriate factor in determining whether that company is “based” outside the United States. Would legal domicile in a particular country, or primary exchange listing in that country, expose a company to the economic fortunes of that country?

Response:     We believe that a company’s legal domicile or primary exchange location are indicators of where that company has the majority of its investor base or is subject to regulation and taxation, even if it has limited operations there. Both factors expose a company to the economic fortunes of that country, in the broadest sense.

11.	Comment: In the Summary section of the Prospectus for the Emerging Markets Portfolio and Institutional Emerging Markets Portfolio, in the section “Investment Objective,” please delete the language “through investments in equity securities of companies based…”

December 23, 2011

Response:     Each Portfolio’s investment objective, as approved by the Fund’s Board of Directors and as historically disclosed in the Fund’s Registration Statement, is to “seek[    ] long-term capital appreciation through investments in equity securities of companies based in emerging markets.” Moreover, as disclosed in the Fund’s Registration Statement, each Portfolio’s investment objective is fundamental, and may not be changed without a majority vote of the Portfolio’s outstanding shares. As such, we believe that any change to a Portfolio’s investment objective or the language approved by the Board of Directors would be inappropriate, and respectfully decline to modify the Portfolios’ disclosures in this regard.

12.	Comment: With respect to the Emerging Markets Portfolio, please add the line item “Total Annual Portfolio Operating Expenses” above the line item “Fee Waiver and/or Expense Reimbursement” in the fees and expenses table.

Response:     We have incorporated your comment.

13.	Comment: With respect to the Emerging Markets and Institutional Emerging Markets Portfolios, please incorporate, if appropriate, disclosure with respect to junk bonds in the Portfolios’ “Principal Risks—Debt Securities Risk.”

Response:     Neither the Emerging Markets Portfolio nor the Institutional Emerging Markets Portfolio invest in junk bonds as a principal strategy, and we have updated the Portfolio’s principal strategy disclosure accordingly. Accordingly, we do not believe that it would be appropriate to incorporate junk bond risk disclosure in the Portfolios’ “Principal Risks—Debt Securities Risk.”

14.	Comment: With respect to the Frontier Emerging Markets Portfolio, please incorporate disclosure with respect to any credit rating limitations placed on the Portfolio’s debt securities investments, and any related risks.

Response:     The Portfolio does not impose any specific credit rating limitations on its debt securities investments, other than the limitation disclosed in the “Additional Information on Portfolio Investment Strategies and Risks—Other Investment Strategies” section each Prospectus, which states that “no Portfolio may invest in securities rated, at the time of investment, C or below by Moody’s or D or below by S&P, or in securities of comparable quality as determined by Harding Loevner.”

15.	Comment: With respect to the Frontier Emerging Markets Portfolio, please consider whether the Portfolio’s investment objective should be to invest primarily in securities that are included in the Portfolio’s benchmark index, as was the case in the SEC Staff’s No-Action letter to The First Australia Fund, Inc. Please make disclosure changes to the Portfolio’s Prospectuses and SAI as appropriate.

December 23, 2011

Response:     The Portfolio’s investment objective, as approved by the Fund’s Board of Directors and as historically disclosed in the Fund’s Registration Statement, is to “seek[] long-term capital appreciation through investments in equity securities of companies based in frontier and smaller emerging markets.” As disclosed in the Registration Statement, the Portfolio’s investment objective is fundamental, and may not be changed without a majority vote of the Portfolio’s outstanding shares.

Moreover, we note that the Portfolio’s concentration policy was approved not only by the Board of Directors, but also by the unanimous written consent of the Portfolio’s shareholders, effective as of May 1, 2009. Detailed information regarding the concentration policy and the rationale therefor was included in an Information Statement in Connection with Solicitation of Unanimous Written Consent, a definitive copy of which filed with the Commission on Schedule 14C on April 3, 2009. The Portfolio’s concentration policy, like its investment objective, is fundamental, and cannot be changed without a majority vote of the Portfolio’s outstanding shares. As such, we do not believe that any changes to the Portfolio’s current disclosures regarding its investment objective or concentration policy would be appropriate.

16.	Comment: In each Prospectus, in the section “Additional Information on Portfolio Investment Strategies and Risks,” please differentiate between principal and non-principal investment strategies and risks.

Response:     Each Portfolio’s principal risks and strategies are clearly disclosed in the Summary section of each Prospectus. The section “Additional Information on Portfolio Investment Strategies and Risks” is designed to be read in conjunction with each Portfolio’s principal risk disclosure in the Summary section, and provides more detailed information on each Portfolio’s principal risks, as well as information on the additional risks that may also apply to each Portfolio. We have modified the disclosure in this section to clarify that risks not designated as “principal” in each Portfolio’s Summary section are additional (i.e., non-principal) risks of the Portfolio.

17.	Comment: In each Prospectus, in the section “Purchase and Redemption of Fund Shares—Redemptions,” please consider adding a subheading that draws attention to the Fund’s market timing policies.

Response:     We have incorporated your comment.

18.	Comment: In each Prospectus, in the section “Distribution of Fund Shares—Class Expenses and Distribution Plan,” please change “may” to “will” in the last sentence.

December 23, 2011

Response:     We have revised the disclosure to reflect your comment and to more closely track the language in Form N-1A, Item 12(b)(2).

19.	Comment: In the Fund’s Statement of Additional Information, please clearly disclose the specific entities with whom the Fund has portfolio holdings disclosure arrangements, including the frequency and lag, if any, of such disclosures.

Response:     We have incorporated your comment.

Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Elise M. Dolan

Elise M. Dolan

cc:	Lori Renzulli, Harding Loevner LP